# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nova Minerals Limited, CIK 0001852551
CUSIP: 66982D104
Title of class of securities: Ordinary Shares and American Depositary Shares
Address of issuer's principal executive offices: Nova Minerals Limited, 242 Hawthorn Road Suite 5 Caulfield, Melbourne VI, Australia (C3), 3161
Date of event which requires filing of this statement: 01/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001841057

## Reporting persons
- Nebari Gold Fund 1, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 38,205,938; sole dispositive power 0; shared dispositive power 38,205,938; aggregate amount beneficially owned 38,205,938 (11.9% of the class)
  Comment: This is the CUSIP number for the American Depositary Receipts, which evidence the American Depositary Shares (ADSs). Each of the ADSs represents 60 underlying ordinary shares.
  
  This number reflects the number of ordinary shares (ordinary shares) underlying the ADSs held by the Reporting Person.
  
  Based on 321,977,417 fully paid issued and outstanding ordinary shares as publicly reported with respect to the issuer by the Australian Securities Exchange Ltd (ASX) at https://www.asx.com.au/markets/company/NVA.
- Nebari Partners GP II, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 38,205,938; sole dispositive power 0; shared dispositive power 38,205,938; aggregate amount beneficially owned 38,205,938 (11.9% of the class)
  Comment: This is the CUSIP number for the American Depositary Receipts, which evidence the ADSs.
  
  This number reflects the number of ordinary shares beneficially owned by the Reporting Person, including ordinary shares represented by ADSs.
  
  Consists of 38,205,938 ordinary shares underlying ADSs held by Nebari Gold Fund 1, LP (NGF1), as to which the Reporting Person shares voting and dispositive power by virtue of serving as the general partner of NGF1. Based on 321,977,417 fully paid issued and outstanding ordinary shares as publicly reported with respect to the issuer by the Australian Securities Exchange Ltd (ASX) at https://www.asx.com.au/markets/company/NVA.

## Item 1. Issuer
Name of issuer: Nova Minerals Limited
Address of issuer's principal executive offices: Nova Minerals Limited, 242 Hawthorn Road Suite 5 Caulfield, Melbourne VI, Australia, 3161

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by (i) Nebari Gold Fund 1, LP, a Delaware limited partnership (NGF1), and (ii) Nebari Partners GP II, LLC, a Delaware limited liability company and general partner of NGF1 (GP), and together with NGF1, the (Reporting Persons).
Address of principal business office or, if none, residence: 667 Madison Avenue, 5th Floor, New York NY 10065, USA
Citizenship:
NGF1 is a Delaware (USA) limited partnership.

GP is a Delaware (USA) limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
NGF1 38,205,938
GP 38,205,938
Percent of class:
NGF1 11.9
GP 11.9
Sole power to vote or to direct the vote:
NGF1 0
GP 0
Shared power to vote or to direct the vote:
NGF1 38,205,938
GP 38,205,938
Sole power to dispose or to direct the disposition:
NGF1 0
GP 0
Shared power to dispose or to direct the disposition:
NGF1 38,205,938
GP 38,205,938

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Nebari Gold Fund 1, LP: /s/ Daniel Freuman, Daniel Freuman, Co-Manager (01/30/2025)
- Nebari Partners GP II, LLC: /s/ John Clark Gillam, John Clark Gillam, Co-Manager (01/30/2025)